SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                 SCHEDULE 13D
                               Amendment No. 10


                   Under the Securities Exchange Act of 1934
                Information to be included in statements filed
                   pursuant to Rule 13D-1(A) and Amendments
                    thereto filed pursuant to Rule 13D-2(A)

                                PartnerRe Ltd.
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                               (Name of Issuer)

                    Common Stock, par value $1.00 per share
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                        (Title of Class of Securities)

                                  G6852T-105
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                                (CUSIP Number)

                              Markus U. Diethelm
              Chief Legal Officer and Member of Senior Management
                           Swiss Reinsurance Company
                               50/60 Mythenquai
                          CH-8022 Zurich, Switzerland
                         Tel. No.: 011-41-43-285-2162
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 6, 2003
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            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

                        (Continued on following pages)
                              (Page 1 of 3 pages)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


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CUSIP No.  G6852T-105                                          Page   2   of  3
Pages
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1       NAME OF REPORTING PERSON
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        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Swiss Reinsurance Company
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)                  (a)  |X|
                                            (b)  | |
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3       SEC USE ONLY

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4       SOURCE OF FUNDS (See Instructions)

        WC
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5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Switzerland
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                       7       SOLE VOTING POWER
      NUMBER OF
                               0
       SHARES
                      ----------------------------------------------------------
    BENEFICIALLY       8       SHARED VOTING POWER

      OWNED BY                 8,340,731
                      ----------------------------------------------------------
        EACH           9       SOLE DISPOSITIVE POWER

      REPORTING                0
                      ----------------------------------------------------------
       PERSON          10      SHARED DISPOSITIVE POWER

        WITH                   8,340,731
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        8,340,731
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12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (See Instructions)

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        15.6%
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14      TYPE OF REPORTING PERSON (See Instructions)
        CO
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

                                 SCHEDULE 13D


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CUSIP No.  G6852T-105                                             Page 3 of 3
Pages
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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        SwissRe Capital Management (Bermuda) Ltd.
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)                         (a)  |X|
                                                   (b)  | |
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3       SEC USE ONLY

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4       SOURCE OF FUNDS (See Instructions)
        WC, OO
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5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Bermuda
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                       7       SOLE VOTING POWER
      NUMBER OF
                               0
       SHARES
                       ---------------------------------------------------------
    BENEFICIALLY       8       SHARED VOTING POWER

      OWNED BY                 8,340,731
                       ---------------------------------------------------------
        EACH           9       SOLE DISPOSITIVE POWER

      REPORTING                0
                       ---------------------------------------------------------
       PERSON          10      SHARED DISPOSITIVE POWER

        WITH                   8,340,731
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        8,340,731
--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (See Instructions)

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        15.6%
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14      TYPE OF REPORTING PERSON (See Instructions)
        CO
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

         The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.

         This Amendment No. 10 amends and supplements the Schedule 13D, dated as of June 13, 1997, as amended, filed with respect to the common shares, par value $1.00 per share (the "Common Stock"), of PartnerRe Ltd., a Bermuda company (the "Company").

Item 3. Source and Amount of Funds or Other Consideration.

         Item 3 of the 13D is hereby amended and supplemented by adding the following paragraph before the final paragraph thereof:

         Capital Management's exercise of 677,873 warrants and 96,000 options was settled on May 2, 2003. Pursuant to such settlement, the Company issued 773,873 shares of Common Stock to SwissRe Capital Management (Bermuda) Ltd. ("Capital Management") and Capital Management paid the Company an aggregate exercise price of 271,238 shares of Common Stock. Following such settlement, Capital Management owns 8,340,731 shares of Common Stock.

Item 4.  Purpose of the Transaction.

         Item 4 of the 13D is hereby amended and supplemented by adding the following paragraphs at the end thereof:

         Capital Management's exercise of 677,873 warrants and 96,000 options was settled on May 2, 2003. Pursuant to such settlement, the Company issued 773,873 shares of Common Stock to Capital Management and Capital Management paid the Company an aggregate exercise price of 271,238 shares of Common Stock. Following such settlement, Capital Management owns 8,340,731 shares of Common Stock.

         Pursuant to Capital Management's request for registration, dated April 29, 2003, the Company filed a registration statement on Form S-3 with the Securities and Exchange Commission (the "SEC") on April 30, 2003 covering the resale by Capital Management of up to 8,340,731 shares of Common Stock. Such registration statement was declared effective on May 5, 2003.

         On May 6, 2003, Capital Management intends to enter into an agreement to sell to Citigroup Global Markets Inc. ("Citigroup") 8,340,731 shares of Common Stock pursuant to such registration statement, constituting all of the shares of Common Stock held by the reporting persons. Citigroup has informed Capital Management that Citigroup intends to reoffer such shares to investors. Given the positive outlook for the reinsurance market, SwissRe believes it can best capitalize on this opportunity by allocating its capacity directly to its reinsurance business. This transaction is also in line with SwissRe's strategy to reduce its equity exposure.


Item 5.  Interest in Securities of the Issuer.


         (a) The last sentence of Item 5(a) is hereby amended and restated in its entirety as follows:

         The reporting persons beneficially own 8,340,731 shares of Common Stock held by Capital Management or 15.6% of the outstanding Common Stock of the Company.

         (b) The last sentence of Item 5(b) is hereby amended and restated in its entirety as follows:

         The reporting persons have the shared power to vote and to dispose of 8,340,731 shares of Common Stock, or 15.6% of the outstanding Common Stock of the Company.

         (c) Item 5(c) is hereby amended and supplemented by adding the following language at the end thereof.

         Capital Management's exercise of 677,873 warrants and 96,000 options was settled on May 2, 2003. Pursuant to such settlement, the Company issued 773,873 shares of Common Stock to Capital Management and Capital Management paid the Company an aggregate exercise price of 271,238 shares of Common Stock. Following such settlement, Capital Management owns 8,340,731 shares of Common Stock.

         (d) - (e) Inapplicable.


                                  SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, each person set forth below certifies that the information set forth in this statement is true, complete and correct.

Dated as of:  May 6, 2003

SWISS REINSURANCE COMPANY                   SWISS REINSURANCE COMPANY

By:    /s/ Peter Gujer                       By:   /s/ Andre Pfanner
   ------------------------                     ------------------------
Name:  Peter Gujer                           Name:  Andre Pfanner
Title:  Managing Director                    Title:  Member of Senior Management

SWISSRE CAPITAL MANAGEMENT                  SWISSRE CAPITAL MANAGEMENT
(BERMUDA) LTD.                              (BERMUDA) LTD.

By:    /s/  Helmut Brechot                   By:    /s/  Ulrich Ackerman
   ------------------------                     ------------------------
Name:  Helmut Brechot                        Name:  Ulrich Ackerman
Title:  Member of the Board of Directors     Title:  CFO and Vice President